SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated March 23, 2016 filed by the Company with the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires S.A.:

By letter dated March 23, 2016, the Company informed that the summary of the resolved in the Holder’s Meeting of Notes Class 2 issued by the Company held on the day of the date of the tender offer and consent solicitation announced on March 3, 2016.

1)Appointment of noteholders to approve and sign the minutes of the Noteholders’ Meeting

The Holders resolved unanimously to designate Mr. Pablo Fernández Pujadas, in his capacity as representative of all the Holders present and to Ms. Naomi Cohen, a member of the Supervisory Committee of the Company, to sign the minutes.

2) Resolution to (i) amend the indenture, dated as of July 20, 2010 (the “Notes 2020 Indenture”) among the Company, The Bank of New York Mellon, as trustee, co-registrar, principal paying agent and transfer agent (“Trustee”) and Banco Santander Río S.A., as registrar, paying agent, transfer agent, and representative of the Trustee in Argentina to (a) delete in their entirety the following restrictive covenants: Section 3.20 (Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries); Section 3.23 (Limitation on Guarantees); (b) amend certain restrictive covenants, events of default and other provisions as follows: Eighth Recital; Section 3.16 (Limitation on Incurrence of Additional Indebtedness); Section 3.17 (Limitation on Restricted Payments); Section 3.19 (Limitation on Designation of Unrestricted Subsidiaries); Section 3.24 (Limitation on Transactions with Affiliates) and Section 4.1 (Events of Default); and (c) amend and/or delete certain definitions: defined terms will be deleted to the extent such terms are no longer used in the Notes 2020 Indenture after the foregoing amendments; section references that cease to have meaning as a result of the foregoing amendments will be eliminated; and make additional conforming and corresponding changes to the Indenture and the IRSA Series 2 Notes to effect the foregoing amendments; and (ii) execute of such documents, including, without limitation, such amendments and/or supplements or modifications to the Notes 2020 Indenture as may be applicable as a result of the resolutions adopted pursuant to the foregoing clause (i) above.

The Holders resolved unanimously to approve this point entirely in the terms set forth above and instruct The Bank of New York Mellon , as trustee , and Banco Santander Rio SA , as registrar , paying agent , transfer agent and representative of trust in Argentina , to sign the supplementary agreement to reflect the effects of the amendments approved at this point on the agenda.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: March 23, 2016